Exhibit 99.1

BANCO ESPÍRITO SANTO, S.A.

Public Traded Company

Registered Office: Av. da Liberdade, 195, Lisboa

Registered share capital: Euro 1,500,000,000

Mat. No. 1607 CRCL

Corporate Registration no. 500852367

EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

Notice of Meeting

Under the terms of the law and the Company’s bylaws, I hereby call the shareholders of BANCO ESPÍRITO SANTO, SA. to a General Meeting to be held on December 20, 2002, at 9:30 a.m., at HOTEL ALTIS – Rua Castilho, no. 11, in Lisbon, with the following Agenda:

1. To deliberate on the filling of the post of executive member of the Supervisory Board (Conselho Fiscal) of Banco Espírito Santo, S.A., left vacant on the death of Mr. Rui Barros Costa.

2. To ratify the designation of Official Auditors to fill the posts of executive and deputy members of the Supervisory Board (Conselho Fiscal) of Banco Espírito Santo, S.A., made on August 14, 2002 by the Board of the General Meeting, in accordance with the provisions of no. 3, article 50 of the Portuguese Institute of Chartered Accountants’

bylaws (Ordem dos Revisores Oficiais de Contas), approved by Decree-law no. 487/99, of November 16.

3. To ratify the decision taken on May 16, 2002 to designate, by co-optation, Mr. Bernard Henri Georges de Wit as a member of the Bank’s Board of Directors.

4. To deliberate on the election of the members of Banco Espírito Santo, S.A.’s Compensation Committee till the end of the current four-year period.

5. To deliberate on a Board of Directors’ Proposal regarding the acquisition and subsequent sale by Banco Espírito Santo, S.A. of shares representing the Bank’s own share capital, and establishing the terms of such operations in accordance with the provisions of articles 319 and 320 of the Company Law Act.

Requirements for participation in the General Meeting and for exercising voting rights:

a) Only those shareholders owning at least one hundred shares registered in their name no later than fifteen days prior to the date of the meeting are entitled to participate in the meeting;

b) Each one hundred shares will be entitled to one vote. Shareholders owning less than one hundred shares may form a group under the terms of the law;

c) The time limit for reception of the instruments of representation of shareholders and indication of the representatives of corporate shareholders ends on December 15, 2002;

d) Shareholders wishing to participate in the General Meeting should request from the authorized financial agent where their shares are registered the respective blocking up to the close of the Meeting, and communication thereof by letter addressed to the Chairman of the General Meeting, to be received no later than on December 15, 2002;

e) Under the terms and for the purposes of article 110, Decree-Law no. 298/92, of December 31, a list of shareholders whose stakes in the Bank’s share capital exceed 2% as well as the respective stakes held will be made public.

Postal votes are admitted. Voting instructions should be received in the Company’s Legal Department (Avenida da Liberdade no. 195 – 14th floor, Lisbon) no later than by 06:00 p.m. of the fifth business day prior to the day designated for the General Meeting.

The shareholders should group voting instructions by each point of the agenda, seal each group of voting instructions in envelopes mentioning outside the point of the agenda they are referring to. All the envelopes should be sealed in another envelope, together with the documents that enable the shareholder to participate in the General Meeting, and sent to the Chairman of the General Meeting with the sender properly identified. The shareholder’s signature in each voting instruction should be authenticated by a notary public or certified by the Company.

The voting instructions are available in the Legal Department of the Company or in the company website (www.bes.pt).

The proposals that will be submitted to consideration and approval by the General Meeting, as well as the information elements and documents referred to in articles 288 and 289 of the Company Law Act, will be available for consultation by shareholders at the Company’s headquarters for a period of fifteen days prior to the date of the General Meeting.

Lisbon, November 8, 2002

The Chairman of the General Meeting

(Carlos Fernando Olavo Corrêa de Azevedo)

(English unofficial translation of the Portuguese version)